Exhibit 99.1

Neptune Appoints John Wirt as General Counsel

LAVAL, QC, Aug. 19, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced it has appointed John Wirt as General Counsel.

As the Company's General Counsel, Mr. Wirt will lead Neptune's internal legal department, which includes recent hire, Senior Vice President, Compliance and Legal Affairs, Gary S. Kaminsky.  Gary spent more than 30 years as a regulatory compliance attorney, including as an enforcement attorney for the U.S. Securities Exchange Commission and as lead compliance counsel for multiple Multi-State Operators in the U.S. cannabis industry.  Mr. Wirt comes to Neptune Wellness from Epic Sports & Entertainment, a boxing promotions company, where he served as President and General Counsel.  Prior to that, he was Chief Executive Officer and General Counsel for Square Ring, Inc., a global sports promotion company.

"I am thrilled John is joining Neptune to lead our legal department, which was recently strengthened with the addition of Gary S. Kaminsky to build out the compliance processes required to operate in highly regulated industries such as food, beverages and cannabis" said Michael Cammarata, President and Chief Executive Officer of Neptune Wellness.  "John's extensive legal experience in highly-regulated global industries combined with his significant financial acumen as a CPA and experience as Audit Chair of a public company, make him uniquely suited to build and direct an industry-leading legal department that will take us into the future.  Additionally, by bolstering our internal legal department, Neptune will realize significant efficiencies on external legal resources."

Mr. Wirt began his legal career as an associate at Jenner & Block and followed that as an associate at Sidley & Austin.  He earned his Bachelor of Arts, graduating magna cum laude from Knox College, and graduated with honors from the University of Illinois, where he earned his Jurisprudence degree.  Mr. Wirt served on the Board of Directors for Interactive Television Networks, a NASDAQ listed public company, where he also served as Chair of the Audit Committee.  Mr. Wirt is also a Certified Public Accountant.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.  Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbour Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/neptune-appoints-john-wirt-as-general-counsel-301358878.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2021/19/c7923.html

%CIK: 0001401395

For further information: Steve West, Vice President, Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 08:00e 19-AUG-21